FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2012

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

March 31, 2012

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2012 of Videotron Ltd.

QUARTERLY REPORT

2012 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three-month Period

January 1, 2012 – March 31, 2012

May 10, 2012

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2012 and 2011

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or “the Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Québec. Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access, cable and mobile telephony services, the rental and sale of DVDs and video games, and the operation of specialized websites.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2012 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2011 (Form 20F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

TREND INFORMATION

Competition continues to be intense in the cable and alternative multichannel broadcast distribution industry and in the mobile telephony market. Moreover, the significant subscriber growth recorded in past years is not necessarily indicative of future growth, given the penetration rates currently reached.

The Corporation requires substantial capital for the upgrade, expansion and maintenance of its network and the launch and expansion of new or additional services to support growth in its customer base and the demand for increased bandwidth capacity and other services. The Corporation expects that additional capital expenditures will be required in the short and medium term in order to expand and upgrade systems and services, including expenditures relating to advancements in Internet access and high definition television (“HDTV”), as well as the cost of infrastructure deployment and upgrade for its mobile services.

HIGHLIGHTS SINCE DECEMBER 31, 2011

•	During the first quarter of 2012, Videotron recorded a 10.7% revenue increase over the same period last year, and a 9.4% increase in its ARPU.

•

Net additions of 29,900 revenue generating units (RGUs) during the first quarter of 2012 (representing the sum of our cable television, cable Internet, cable telephony subscribers, and mobile telephony lines), compared with 52,600 net RGUs added in the same period in 2011, bringing our total RGUs to 4,719,800 as of March 31, 2012.

•	In the first quarter of 2012, we activated 22,200 net new lines on our advanced mobile network, bringing our total mobile customer base to 312,800 activated lines.

•

On March 27, 2012 Videotron announced the launch of illico TV new generation, offering a new interface with entirely redesigned ergonomics for fluid, intuitive navigation, as well as additional value-added features. The roll-out of this new service began on April 4, 2012 in certain regions of the Province of Québec.

•

In the first quarter of 2012, we continued the roll-out of our 4G network. As of March 31, 2012, our mobile telephony service was available to more than 7 million people across the Province of Québec and in Eastern Ontario.

•	On March 14, 2012, Videotron issued US$800.0 (CAD$799.5) million aggregate principal amount of Senior Notes bearing interest at 5.0% and maturing on July 15, 2022.

•	In March 2012, Videotron redeemed all of its 6.875% Senior Notes due January 2014 in an aggregate principal amount of US$395.0 million.

MANAGEMENT DISCUSSION AND ANALYSIS

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income and average monthly revenue per user (“ARPU”) are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Operating Income

The Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, gain on debt refinancing, and income taxes. Operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. In addition, the Corporation uses free cash flows from continuing operating activities to reflect such costs. Measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below presents a reconciliation of operating income to net income as presented in our consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the consolidated financial statements

(in millions of dollars)

Three-month periods ended March 31
	2012	2011
Operating income	$303.0	$254.5
Amortization	(114.1)	(97.0)
Financial expenses	(44.1)	(37.5)
Gain on valuation and translation of financial instruments	69.4	7.8
Restructuring of operations and gain on debt refinancing	1.1	(8.5)
Income tax expense	(43.8)	(20.4)
Net income	$171.5	$98.9

2012/2011 First Quarter Comparison

Analysis of Consolidated Results of Videotron

Customer statistics

Cable television – The combined customer base for cable television services decreased by 7,500 (-0.4%) at the end of the first quarter of 2012 (compared with a decrease of 3,000 in the first quarter of 2011) (see Table 2). As of March 31, 2012, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,666,686 total homes passed) of 69.5% versus 68.9% in the first quarter of 2011.

•

The number of subscribers to illico Digital TV stood at 1,417,500 at the end of the first quarter of 2012, an increase of 16,700 or 1.2% during the quarter (compared with an increase of 24,100 (2.0%) in the first quarter of 2011). As of March 31, 2012, 76.5% of our cable television customers were subscribers to our illico Digital TV services, compared with 68.8% as of March 31, 2011. As of March 31, 2012, illico Digital TV had a household penetration rate of 53.2%, compared with 47.4% as of March 31, 2011.

•

The customer base for analog cable television services decreased by 24,200 (-5.3%) in the first quarter of 2012 (compared with a decrease of 27,100 customers (-4.6%) in the first quarter of 2011), primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,340,500 at the end of the first quarter of 2012, an increase of 8,000 (0.6%) since December 31, 2011 (compared with an increase of 11,500 (0.9%) during the first quarter of 2011). As of March 31, 2012, cable Internet access services had a household penetration rate of 50.3%, compared with 48.2% as of March 31, 2011.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,212,500 at the end of the first quarter 2012, an increase of 7,200 (0.6%) since December 31, 2011 (compared with an increase of 15,500 (1.4%) in 2011). As of March 31, 2012, the cable telephony service had a household penetration rate of 45.5%, compared with 43.1% as of March 31, 2011.

Mobile telephony service – As of March 31, 2012, 312,800 lines were activated on our mobile telephony service, an increase of 22,200 (7.6%) from December 31, 2011 (compared with an increase of 28,600 (21.0%) in 2011).

MANAGEMENT DISCUSSION AND ANALYSIS

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	March 12	Dec. 11	Sept. 11	June 11	March 11	Dec. 10	Sept. 10	June 10
Cable television:
Analog	436.5	460.7	496.1	530.3	564.9	592.0	619.7	639.5
Digital	1,417.5	1,400.8	1,348.1	1,270.4	1,243.7	1,219.6	1,182.3	1,142.0
Total cable television	1,854.0	1,861.5	1,844.2	1,800.7	1,808.6	1,811.6	1,802.0	1,781.5
Cable Internet	1,340.5	1,332.5	1,306.4	1,266.5	1,263.6	1,252.1	1,233.8	1,201.7
Cable telephony	1,212.5	1,205.3	1,179.4	1,141.6	1,129.8	1,114.3	1,098.1	1,065.3
Mobile telephony (in thousands of lines)	312.8	290.6	258.1	210.6	164.7	136.1	95.4	87.0

Revenue generating units (RGUs)	4,719.8	4,689.9	4,588.1	4,419.4	4,366.7	4,314.1	4,229.3	4,135.5

Revenues: $645.8 million, an increase of $62.6 million (10.7%) compared with the first quarter of 2011.

Combined revenues from all cable television services increased by $22.4 million (9.1%) to $268.0 million. This increase was primarily due to customer growth, price increases, the continued migration of our customers from analog to digital services, subscriber increase to our high definition packages and growth in Video-on-Demand and pay-per-view services. These increases were partially offset by higher bundling discounts.

Revenues from cable Internet access services increased by $23.0 million (13.6%) to $191.4 million. The improvement was mainly due to customer growth, price increases, and the migration of customers to more expensive packages.

Revenues from cable telephony services increased by $4.4 million (4.1%) to $111.7 million. This increase was mainly due to customer growth, higher revenues per user from our small and medium-business customers, and higher revenues from long-distance packages.

Revenues from mobile telephony services increased by $16.9 million (81.5%) to $37.6 million, essentially due to customer growth.

Revenues from business solutions increased by $1.8 million (12.0%) to $16.9 million, essentially due to growth in network solution services and long distance services.

Revenues from sales of customer premises equipment decreased by $4.7 million (-36.2%) to $8.3 million, mainly due to the popularity of our set-top boxes rental program, partially offset by increased sales of mobile telephony devices.

Other revenues, comprising of revenues from La Sette, SuperClub Vidéotron and Jobboom, remained stable in the first quarter at $11.9 million.

Monthly combined ARPU: $109.18 in the first quarter of 2012, compared with $99.78 in the same period of 2011, an increase of $9.40 (9.4%). This growth is mainly explained by an increase in customers subscribing to two or more services, migration of customers to more expensive television and cable Internet access service packages, and price increases for our television and Internet services.

MANAGEMENT DISCUSSION AND ANALYSIS

Operating income: $303.0 million in the first quarter of 2012, an increase of $48.5 million (19.1%).

•	This increase was primarily due to:

•	revenues increase, as detailed above.

Partially offset by:

•	increases in call centre, marketing, as well as network maintenance costs, to support our growth;

•	increase in operating expenses related to the deployment of our 4G network; and

•	acquisition cost of $512 per new mobile subscriber connection.

Cost of sales and operating expenses, expressed as a percentage of revenues: 53.1% in 2012 compared with 56.4% in 2011.

•	Cost of sales and operating costs as a proportion of revenues decreased, primarily due to:

•	decrease in regulatory costs;

•	fixed-cost base, which does not fluctuate in sync with revenue growth; and

•	increase in residential customers subscribing to two or more services. As of March 31, 2012, 77% of our customers were bundling two services or more, compared with 72% as of March 31, 2011.

Partially offset by:

•	increase in operating expenses related to the deployment of our 4G network; and

•	increases in call centre, marketing, as well as network maintenance costs, to support our growth.

Amortization charge: $114.1 million, an increase of $17.1 million (17.6%) compared with 2011.

•	The increase was mainly due to:

•	amortization of our 4G network-related fixed assets as deployment continued in 2012;

•	increase in acquisition of fixed assets, mostly related to telephony and cable Internet access services and to the modernization of our network; and

•	amortization of illico Digital TV set-top boxes related to our rental program.

Financial expenses: (Primarily comprised of cash interest expense on outstanding debt) $44.1 million, an increase of $6.6 million (17.6%).

•	The increase was mainly due to:

•	$2.9 million increase in interest expense, due to higher indebtedness;

•	$2.2 million loss on foreign currency translation on short-term monetary items, compared with a $0.9 million gain in 2011; and

•

$0.6 million increase in amortization of financing costs and long-term debt premium or discount, caused by the incremental financing fees incurred on the new indebtedness, and the retirement of long-term debt subject to premium amortization.

Gain on valuation and translation of financial instruments: Gain of $69.4 million in 2012, compared with a gain of $7.8 million in 2011, related to changes in the fair value of financial instruments, mainly embedded derivatives, due to interest rate fluctuations.

MANAGEMENT DISCUSSION AND ANALYSIS

Income tax expense: $43.8 million (effective tax rate of 20.3%) compared with $20.4 million (effective tax rate of 17.1%) in the first quarter of 2011.

•	The increase of $23.4 million was mainly due to:

•	$24.0 million related to the increase in taxable income, offset by a lower domestic statutory tax rate; and

•	$0.5 million increase related to tax consolidation transactions with our parent corporation.

Partially offset by:

•	$1.1 million decrease in other non-taxable items, or items deductible at a lower future tax rate, and other items.

Net income attributable to shareholder: $171.4 million, an increase of $72.6 million (73.5%).

•	The increase was mainly due to:

•	$48.5 million increase in operating income;

•	$61.6 million increase in gain on valuation and translation of financial instruments; and

•	$9.6 million decrease in other expenses.

Partially offset by:

•	$23.4 million increase in income taxes;

•	$17.1 million increase in amortization charges; and

•	$6.6 million increase in financial expenses.

CASH FLOW AND FINANCIAL POSITION

Operating Activities

Cash flows provided by operating activities: $279.6 million in 2012, compared with $187.3 million in 2011, an increase of $92.3 million (49.3%).

•	The increase was mainly due to:

•	$48.5 million increase in operating income;

•

$39.7 million favourable variance in non-cash balances related to operations, mainly due to a $31.9 million variation in accounts payable, accrued expenses and provisions; a $14.2 million variation in accounts receivable and payable to affiliated corporations; a $25.3 million variation in deferred revenues; a $9.2 million variation in income taxes receivable; and a $1.4 million variation in other assets and liabilities; partially offset by a $42.3 million variation in accounts receivable;

•	$8.3 million decrease in restructuring of operations; and

•	$1.9 million favourable variance in other items.

Partially offset by:

•	$6.1 million unfavourable variance in cash interest expenses.

Investing Activities

Cash flows used in investing activities: $201.2 million in 2012, compared with $193.6 million in 2011, an unfavourable variance of $7.6 million (3.9%).

•	This unfavourable variance was mainly due to:

•	$7.8 million increase in the acquisition of fixed and intangible assets.

MANAGEMENT DISCUSSION AND ANALYSIS

Financing Activities

Cash flows provided by financing activities: $3.4 million provided in 2012, compared with $25.0 million used in 2011.

•	The $28.4 million increase in cash flows provided was mainly due to:

•	issuance, on March 14, 2012, of US$800.0 million aggregate amount of Senior Notes for net proceeds of $787.6 million.

Partially offset by:

•	repayment, in March 2012, of US$395.0 million in aggregate principal amount of 6.875% Senior Notes for a total cash consideration of $394.1 million; and

•	net increase of $365.0 million in cash distributions to our parent corporation, Quebecor Media.

Financial Position as of March 31, 2012

Net available liquid assets: $750.9 million for the Corporation and its wholly owned subsidiaries, consisting of $175.9 million in cash and cash equivalents and $575.0 million in unused lines of credit.

Consolidated long-term debt (including bank borrowings): $2,150.6 million as of March 31, 2012, an increase of $293.5 million over the first quarter of 2012.

The increase in consolidated debt is explained by:

•	$799.5 million due to issuance of US$800.0 million aggregate principal amount of Senior Notes on March 14, 2012.

Partially offset by:

•	$391.7 million due to retirement of US$395.0 million aggregate principal amount of Senior Notes in March 2012;

•	$28.5 million favourable impact of exchange rate fluctuations and amortization of long-term debt premium or discount;

•	$60.9 million decrease in debt due to the favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate fluctuations;

•	$8.7 million net increase in deferred financing costs, primarily due to additional indebtedness; and

•	$16.2 million decrease due to the write-off of the fair value adjustment related to hedged interest rate risk.

Assets and liabilities related to derivative financial instruments: A net liability of $244.8 million as of March 31, 2012, compared with a net liability of $219.0 million as of December 31, 2011. This $25.8 million unfavourable net variance was due primarily to the unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments

MANAGEMENT DISCUSSION AND ANALYSIS

Table 3

Minimum principal payments on Videotron’s long-term debt

(in millions of dollars)

2013	$10.7
2014	10.7
2015	10.7
2016	185.0
2017	10.7
2018 and thereafter	2,119.6
Total	$2,347.4

The weighted average term of Videotron’s consolidated debt was approximately 7.5 years as of March 31, 2012 (5.7 years as of December 31, 2011). As of March 31, 2012, the debt consists of approximately 82.8% fixed-rate debt and 17.2% floating-rate debt (as of December 31, 2011, 81.4% fixed-rate debt and 18.6% floating-rate debt).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our cable and 4G wireless network, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•

capital expenditures to maintain and upgrade our network in order to support the growth in customer base and the launch and expansion of new or additional services, including the completion and expansion of our 4G network, launched in September 2010;

•	servicing and repayment of debt;

•	income tax transactions; and

•	distributions to our shareholder.

Distributions to our shareholder: In the first quarter ended March 31, 2012, we paid $390.0 million to our sole shareholder, Quebecor Media, in respect of dividends, compared with total cash distributions of $25.0 million in the first quarter of 2011. We expect to make cash distributions to our shareholder in the future, within the limits set by the terms of our indebtedness and applicable laws.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheet as of March 31, 2012

Table 4

Consolidated Balance Sheets, Videotron Ltd.

Analysis of significant variances between March 31, 2012 and December 31, 2011

(in millions of dollars)

	March 31, 2012	December 31, 2011	Variance	Variance detail
Assets

Cash and cash equivalents	$176.9	$95.0	$81.9	Cash inflows provided by operating activities less outflows due to investing activities

Accounts receivable from affiliated corporations	63.0	33.4	29.6	Increase in dividends receivable under tax consolidation transactions

Fixed assets	2,636.6	2,602.2	34.4	Acquisition of fixed assets related to telecommunication network less amortization charges

Liabilities

Amounts payable to affiliated corporations	66.6	23.8	42.8	Increase in interest payable under tax consolidation transactions

Long term debt including short term portion	2,150.6	1,857.1	293.5	Debt issuance offset by the debt repayment and increase in the fair value of embedded derivatives

Derivative financial instruments	245.4	222.2	23.2	Unfavourable impact of exchange rate fluctuations

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As at March 31, 2012, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments. Table 5 below shows a summary of our contractual obligations.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 5

Contractual obligations of the Corporation

Payments due by period as of March 31, 2012

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$375.8	$375.8	$—	$—	$—
Amounts payable to affiliated corporations	66.6	66.6	—	—	—
Bank credit facility	69.6	10.7	21.4	21.4	16.1
6 3/8% Senior Notes due December 15, 2015	174.3	—	—	174.3	—
9 1/8% Senior Notes due April 15, 2018	705.5	—	—	—	705.5
7 1/8% Senior Notes due January 15, 2020	300.0	—	—	—	300.0
6 7/8% Senior Notes due July 15, 2021	300.0	—	—	—	300.0
5% Senior Notes due July 15, 2022	798.0				798.0
Interest payments[2]	1,357.5	128.6	358.2	347.5	523.2
Derivative financial instruments[3]	240.3	(1.0)	119.8	31.6	89.9
Lease commitments	199.6	42.1	49.2	28.9	79.4
Services and capital equipment commitments	27.1	16.9	9.2	1.0	—

Total contractual cash obligations	$4,614.3	$639.7	$557.8	$604.7	$2,812.1

[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; the proceeds of which were used to invest in Preferred Shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimated interest payable on long-term debt, based on interest rates; hedged interest rates and hedged foreign exchange rates as of March 31, 2012.

[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, provisions, long-term debt, and derivative financial instruments.

As of March 31, 2012, the Corporation used derivative financial instruments to manage its exchange rate and interest rate exposure. The Corporation has entered into cross-currency interest rate swap arrangements to hedge foreign currency risk exposure on the entirety of its U.S.-dollar-denominated long-term debt and to manage the impact of interest rate fluctuations on some of its long-term debt.

The Corporation has also entered into currency forward contracts in order to hedge, among other things, the foreign currency risk on the future settlement of hedging contracts, the planned purchase, in U.S. dollars, of digital set-top boxes, modems, handsets, and certain capital expenditures, including equipment for the 4G network.

The Corporation does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by the Corporation and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The carrying value and fair value of long term debt and derivative financial instruments as of March 31, 2012 and December 31, 2011 are as follows:

MANAGEMENT DISCUSSION AND ANALYSIS

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	March 31, 2012		December 31, 2011
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(2,347.4)	$(2,466.2)	$(1,968.1)	$(2,064.4)
Derivative financial instruments
Early settlement options	165.4	165.4	106.7	106.7
Foreign exchange forward contracts	0.6	0.6	3.2	3.2
Cross-currency interest rate swaps	(245.4)	(245.4)	(222.2)	(222.2)
[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The gain on valuation and translation of financial instruments for the three months ended March 31, 2012 and 2011 is summarized in the following table.

Table 7

Gain on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended March 31
	2012	2011
Gain on embedded derivatives	$(67.2)	$(7.5)
Gain on derivative financial instruments for which hedge accounting is not used	(2.2)	–
Gain on the ineffective portion of fair value hedges	–	(0.3)
	$(69.4)	$(7.8)

A gain of $2.2 million was recorded under Other comprehensive income in the first quarter of 2012 in relation to cash flow hedging relationships (gain of $3.3 million in the corresponding period of 2011).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the first quarter of 2012, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent and affiliated corporations in the amount of $19.9 million ($17.7 million in the same period of 2011), which are included in cost of sales and operating expenses. Videotron and its subsidiaries made sales to the parent and affiliated corporations in the amount of $4.4 million ($3.0 million in the first quarter of 2011). These transactions were concluded and accounted for at the settlement amount.

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the first quarter of 2012, Videotron incurred management fees of $8.7 million ($7.9 million in the first quarter of 2011) with our parent corporation.

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and some of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things, our anticipated business strategies, anticipated trends in our business, and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate, including competition from alternative means of program and content transmission;

•	new technologies that might change consumer behaviour toward our product suite;

•

unanticipated higher capital spending required to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement our business and operating strategies and manage our growth and expansion successfully;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under the “Item 3. Key information - Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	Note	2012	2011
			(restated, note 6)
Revenues
Cable television		$268,025	$245,630
Internet		191,356	168,395
Cable telephony		111,707	107,304
Mobile telephony		37,573	20,707
Business solutions		16,880	15,067
Equipment sales		8,309	13,031
Other		11,936	13,093
		645,786	583,227

Cost of sales and operating expenses	2	342,759	328,704
Amortization		114,113	96,962
Financial expenses	3	44,185	37,491
Gain on valuation and translation of financial instruments	4	(69,424)	(7,754)
Restructuring of operations	5	207	8,552
Gain on debt refinancing	7	(1,292)	–
Income before income taxes		215,238	119,272

Income taxes
Current		171	–
Deferred		43,618	20,365
		43,789	20,365
Net income		$171,449	$98,907

Net income attributable to:
Shareholder		$171,393	$98,803
Non-controlling interest		56	104

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	Note	2012	2011
			(restated, note 6)

Net income		$171,449	$98,907
Other comprehensive income:
Cash flows hedges:
Gain on valuation of derivative financial instruments		2,201	3,335
Deferred income taxes		4,223	582
Reclassification to income:
Other comprehensive loss related to cash flows hedges	7	4,065	–
Deferred income taxes		(1,500)	–
		8,989	3,917
Comprehensive income		$180,438	$102,824

Comprehensive income attributable to:
Shareholder		$180,382	$102,720
Non-controlling interest		56	104

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock	Retained earnings	Accumulated other comprehensive (loss) income	Equity attributable to non-controlling interest	Total equity
	(note 8)		(note 10)

Balance as of January 1, 2011	$3,401	$733,843	$(4,139)	$1,140	$734,245

Net income	–	98,803	–	104	98,907

Other comprehensive income	–	–	3,917	–	3,917

Dividends	–	(25,000)	–	–	(25,000)

Balance as of March 31, 2011	3,401	807,646	(222)	1,244	812,069

Net income	–	370,220	–	125	370,345

Other comprehensive loss	–	(23,656)	(5,022)	–	(28,678)

Acquisition of a subsidiary from an affiliated corporation (note 6)	–	(32,140)	–	–	(32,140)

Dividends	–	(115,000)	–	(55)	(115,055)

Balance as of December 31, 2011	3,401	1,007,070	(5,244)	1,314	1,006,541

Net income	–	171,393	–	56	171,449

Other comprehensive income	–	–	8,989	–	8,989

Dividends	–	(390,000)	–	–	(390,000)

Balance as of March 31, 2012	$3,401	$788,463	$3,745	$1,370	$796,979

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	Note	2012	2011
			(restated, note 6)

Cash flows related to operating activities
Net income		$171,449	$98,907
Adjustments for:
Amortization of fixed assets		90,807	77,306
Amortization of intangible assets		23,306	19,656
Gain on valuation and translation of financial instruments	4	(69,424)	(7,754)
Amortization of financing costs and long-term debt premium or discount	3	1,414	798
Gain on debt refinancing	7	(1,292)	–
Deferred income taxes		43,618	20,365
Other		1,547	(464)
		261,425	208,814
Net change in non-cash balances related to operating activities		18,194	(21,538)
Cash flows provided by operating activities		279,619	187,276

Cash flows related to investing activities
Additions to fixed assets		(183,451)	(177,236)
Additions to intangible assets		(18,902)	(17,270)
Other		1,163	920
Cash flows used in investing activities		(201,190)	(193,586)

Cash flows related to financing activities
Issuance of long-term debt, net of financing fees	7	787,571	–
Repayment of long-term debt	7	(394,094)	–
Dividends		(390,000)	(25,000)
Other		(37)	–
Cash flows provided by (used in) financing activities		3,440	(25,000)

Net change in cash and cash equivalents		81,869	(31,310)

Cash and cash equivalents at beginning of period		95,016	96,335
Cash and cash equivalents at end of period		$176,885	$65,025

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2012	2011
		(restated, note 6)
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of:
Bank overdraft	$(17,944)	$(33,225)
Cash equivalents	194,829	98,250
	$176,885	$65,025

Interest and taxes reflected as operating activities:
Cash interest payments (net of receipts)	$15,956	$18,103
Cash income tax payments (net of refunds)	311	9,377

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	March 31, 2012	December 31, 2011
Assets

Current assets
Cash and cash equivalents	$176,885	$95,016
Accounts receivable	258,191	264,497
Income taxes	10,982	10,819
Amounts receivable from affiliated corporations	62,954	33,391
Inventories	124,844	122,870
Prepaid expenses	27,520	16,319
Total current assets	661,376	542,912

Non-current assets
Investments	1,630,000	1,630,000
Fixed assets	2,636,592	2,602,215
Intangible assets	698,675	711,426
Derivative financial instruments	586	3,207
Other assets	42,826	43,434
Deferred income taxes	6,469	5,243
Goodwill	451,545	451,545
Total non-current assets	5,466,693	5,447,070
Total assets	$6,128,069	$5,989,982

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	March 31, 2012	December 31, 2011

Liabilities and Equity

Current liabilities
Accounts payable and accrued charges		$375,796	$435,627
Amounts payable to affiliated corporations		66,565	23,789
Provisions		7,615	7,383
Deferred revenue		251,810	248,195
Current portion of long-term debt		10,714	10,714
Total current liabilities		712,500	725,708

Non-current liabilities
Long-term debt	7	2,139,909	1,846,343
Subordinated loan from parent corporation		1,630,000	1,630,000
Derivative financial instruments		245,409	222,212
Deferred income taxes		496,837	454,716
Other liabilities		106,435	104,462
Total non-current liabilities		4,618,590	4,257,733
Total liabilities		5,331,090	4,983,441

Equity
Capital stock	8	3,401	3,401
Retained earnings		788,463	1,007,070
Accumulated other comprehensive income (loss)	10	3,745	(5,244)
Equity attributable to shareholder		795,609	1,005,227
Non-controlling interest		1,370	1,314
Total equity		796,979	1,006,541

Subsequent event	11
Total liabilities and equity		$6,128,069	$5,989,982

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements because they do not include all disclosures required under IFRS for annual consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2011 annual consolidated financial statements, which contain a description of the same accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on May 8, 2012.

Comparative figures for the three-month period ended March 31, 2011 have been restated to conform to the presentation adopted for the three-month period ended March 31, 2012.

2.	COST OF SALES AND OPERATING EXPENSES

The main components are as follows:

	Three months ended March 31
	2012	2011

Employee costs	$121,625	$107,290
Royalties and rights	106,560	93,847
Cost of retail products	25,977	47,671
Subcontracting costs	25,414	28,243
Marketing and distribution expenses	17,359	14,533
Other	75,499	65,255
	372,434	356,839

Employee costs capitalized to fixed assets and intangible assets	(29,675)	(28,135)
	$342,759	$328,704

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended March 31
	2012	2011

Third parties:
Interest on long-term debt	$42,189	$39,298
Amortization of financing costs and long-term debt premium or discount	1,414	798
Loss (gain) on foreign currency translation on short-term monetary items	2,221	(859)
Other	(221)	(331)
	45,603	38,906

Affiliated corporations:
Interest expense	42,675	42,193
Dividend income	(44,093)	(43,608)
	(1,418)	(1,415)
	$44,185	$37,491

4.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2012	2011

Gain on embedded derivatives	$(67,215)	$(7,428)
Gain on derivative financial instruments for which hedge accounting is not used	(2,209)	–
Gain on the ineffective portion of fair value hedges	–	(326)
	$(69,424)	$(7,754)

5.	RESTRUCTURING OF OPERATIONS

Since the launch of its new advanced mobile network, the Corporation has been incurring costs for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its mobile network. A charge of $0.2 million was recorded in the first quarter of 2012 ($8.6 million in 2011).

6.	BUSINESS ACQUISITION

On May 1, 2011, the Corporation acquired Jobboom Inc., a subsidiary of an affiliated corporation, for a total cash consideration of $32.1 million. Since the transaction occurred between wholly owned subsidiaries of the parent corporation, the acquisition was accounted for using the continuity of interest method and the cash consideration paid was recorded in reduction of retained earnings. Comparative figures have been restated as if the Corporation and the new subsidiary had always been combined.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

7.	LONG-TERM DEBT

On March 14, 2012, the Corporation issued US$800.0 million aggregate principal amount of Senior Notes bearing interest at 5.0% and maturing on July 15, 2022, for net proceeds of approximately $787.6 million, net of financing fees of $11.9 million. The Senior Notes are unsecured and contain certain restrictions on the Corporation, including limitation of its ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part, at any time before their maturity at a price based on a make-whole formula. The Corporation has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps.

In March 2012, the Corporation redeemed all of its 6.875% Senior Notes due January 2014 in an aggregate principal amount of US$395.0 million for a total cash consideration of $394.1 million. This transaction resulted in a total gain of $1.3 million (before income taxes).

Components of the long-term debt are as follows:

	March 31, 2012	December 31, 2011

Long-term debt	$2,347,350	$1,968,051
Change in fair value related to hedged interest rate risks	–	16,166
Adjustment related to embedded derivatives	(158,827)	(97,929)
Financing fees, net of amortization	(37,900)	(29,231)
	2,150,623	1,857,057
Less: current portion	(10,714)	(10,714)
	$2,139,909	$1,846,343

8.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of March 31, 2012 and December 31, 2011	2,516,829	$3,401

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2012 and 2011

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

9.	STOCK-BASED COMPENSATION PLAN

Outstanding options

The following table provides details of changes to outstanding options granted by the parent corporation to the employees of the Corporation and its subsidiaries for the three-month period ended March 31, 2012:

		Outstanding options
	Number	Weighted average exercise price
As of December 31, 2011:	953,240	$ 40.64
Exercised	(33,333)	42.90
As of March 31, 2012	919,907	$ 40.56
Vested options as of March 31, 2012	212,746	$ 43.89

For the three-month period ended March 31, 2012, a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $1.7 million (a net reversal of the consolidated charge of $0.2 million in 2011).

During the three-month period ended March 31, 2012, 33,333 of the Corporation’s stock options were exercised for a cash consideration of $0.2 million (43,643 stock options for $0.4 million in 2011).

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Amounts accounted for in the accumulated other comprehensive loss relate solely to cash flow hedges.

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 10 year period.

11.	SUBSEQUENT EVENT

On May 9, 2012, the Corporation paid a dividend to its parent corporation, Quebecor Media Inc., for a total cash distribution of $25.0 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Marie-Josée Marsan
By:	Marie-Josée Marsan Vice President Finance, IT and Chief Financial Officer

Date: May 10, 2012